“Augusta Applies for TSX Listing and plans AMEX Listing”

VANCOUVER, BC, June 30, 2006 - Augusta Resource Corporation (TSXV: ARS) (“Augusta” or the “Company”) announces that it has applied for a Toronto Stock Exchange (“TSX”) listing for its common shares. The Company currently trades on the TSX Venture Exchange. The Company also expects to file a Form 40F registration document with the United States Securities and Exchange Commission in early July 2006 and subsequently apply for a listing on the American Stock and Options Exchange (“AMEX”).

“Augusta has achieved significant milestones over the last year, primarily in advancing the development and financing of our Rosemont copper deposit in Arizona. We are committed to expanding awareness of the Company within the North American and global investment community.” said Don Clark CFO, he added “The Rosemont property is in the US southwest so a listing of our common shares on the TSX and the AMEX is an important step toward achieving that awareness."

During the preparation of the form 40F registration document, a requirement of the AMEX listing, the Company discovered non-cash items requiring adjustment relating to its financial statements for the first quarter ended March 31, 2006 as well as for each quarter of 2005. Canadian accounting standards require that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment.

As at March 31, 2006 the cumulative earnings impact of these non-cash adjustments was to increase the reported deficit by $223,000. This adjustment represents 0.4% of the reported shareholders’ equity of over $53 million. Amended consolidated financial statements and the Company’s managements’ discussion and analysis have been filed for the audited consolidated financial statements and the managements’ discussion and analysis for the year ended December 31, 2005 as well as the consolidated financial statements and the managements’ discussion and analysis for each of the unaudited second and third quarters of 2005 and first quarter of 2006. The amended consolidated financial statements and managements’ discussion and analysis are available on SEDAR.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta Resource Corp. is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 50 km southeast of Tucson, Arizona, and contains four known potentially open-pit copper/molybdenum deposits. The Rosemont deposit contain 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s news release dated January 24, 2006 for further details. Augusta has additional exploration properties in Nevada. The

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com

Company is traded on the Canadian TSX Venture Exchange under the symbol ARS.

For additional information please visit www.augustaresource.com or contact:

Donald B. Clark, CFO	Purni Parikh, Corporate Secretary
Phone: 604-687-1717	Phone: 604-687-1717
Fax: 604-687-1715	Fax: 604-687-1715
don@augustaresource.com	purni@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Donald B. Clark”

_________________________
Donald B. Clark

Chief Financial Officer

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain “forward-looking statements” including statements concerning the Company’s plans at its Rosemont Property, and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Annual Information Form and the management’s discussion and analysis. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward- looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of copper and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com